United Development Funding Income Fund V

1301 Municipal Way, Suite 100

Grapevine, Texas 76051

July 23, 2014

via edgar

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20002

Re:	United Development Funding Income Fund V
Request for Acceleration
File No. 333-194162

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), United Development Funding Income Fund V (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-194162) (the “Registration Statement”) to immediate effectiveness on July 25, 2014 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.

The Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (817) 835-0650.

Sincerely,

United Development Funding Income Fund V

/s/ Hollis M. Greenlaw

Hollis M. Greenlaw, Chief Executive Officer

cc:	Todd F. Etter

Lauren B. Prevost

Seth K. Weiner